THE LAZARD FUNDS, Inc.
c/o Lazard Asset Management LLC
30 Rockefeller Plaza

New York, New York 10112

August 15, 2011

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:      The Lazard Funds, Inc.

Request for Withdrawal of Post-Effective Amendment No. 61 to the Registration Statement on Form N-1A

(File Nos. 33-40682 and 811-06312)

Ladies and Gentlemen:

The Lazard Funds, Inc. (the "Fund") respectfully requests that Post-Effective Amendment No. 61 to its Registration Statement on Form N-1A (the "Registration Statement"), filed on August 9, 2011 ("Post-Effective Amendment No. 61"), together with all exhibits thereto, be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Fund is requesting withdrawal of Post-Effective Amendment No. 61, as it was inadvertently filed with incorrect series and class identifiers. Post-Effective Amendment No. 62 was filed on August 12, 2011 with corrected series and class identifiers and is substantively identical to Post-Effective Amendment No. 61, with the exception of revised dates to reflect the date of the filing as well as updated consents from the independent registered accounting firms. No securities were sold pursuant to Post-Effective Amendment No. 61.

Please direct any questions regarding this matter to the undersigned at 212.632.2686.

Sincerely,

/s/ Tamar Goldstein

Tamar Goldstein

Assistant Secretary